[Far East Energy Corporation Letterhead]

May 8, 2006

Via Facsimile (202) 772-9369 and

Edgar Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549-7010

Attention: Mr. Jason Wynn

Re:	Registration Statement on Form S-3 of Far East Energy Corporation, Registration No. 333-132631

Dear Mr. Wynn:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Far East Energy Corporation, hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-132631) at 4:00 p.m., Eastern time on May 10, 2006 or as soon thereafter as is practicable.

Far East Energy Corporation acknowledges that:

-	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Far East Energy Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	Far East Energy Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 8, 2006

Page - 2

Very truly yours,

FAR EAST ENERGY CORPORATION

By:	/s/ Bruce N. Huff
Bruce N. Huff, Chief Financial Officer, Secretary and Treasurer

cc:	H. Roger Schwall, United States Securities and Exchange Commission Michael R. McElwrath, Far East Energy Corporation W. Crews Lott, Baker & McKenzie, LLP